Exhibit 99.22

3 TSX:AE.UN	Third Quarter Report For the period ended September 30, 2005

Acclaim Energy Trust (“Acclaim” or the “Trust”) (AE.UN - TSX) is pleased to announce its financial and operating results for the nine months ended September 30, 2005.

Highlights for the third quarter include:

•      On September 19, 2005, Acclaim announced its intention to merge with StarPoint Energy Trust (“StarPoint”) to form a new benchmark energy trust (“New Trust”). The New Trust will be one of the largest conventional oil and natural gas trusts in North America, with an enterprise value of more than $5 billion and production of approximately 75,000 boe/d. Acclaim’s board of directors and management team will direct the New Trust.

•      Average daily production for the quarter totaled 40,227 boe/d which represents the fifth consecutive quarter of production at or above 40,000 boe/d.

•      Cash flow in the third quarter increased 19 percent to $92.7 million compared to $78.0 million for the same period in 2004. Cash flow per unit was $0.86 per unit compared to $0.80 per unit last year.

•      Acclaim provided consistent monthly distributions of $0.1625 per unit while maintaining a payout ratio of 56 percent during the quarter. The payout ratio for the nine months ended September 30, 2005 is 61 percent. As at September 30, 2005, Acclaim had provided 36 consecutive months of sustained distributions.

•      During the quarter, Acclaim was active in the exploitation of its assets, incurring $38.4 million in exploration and development expenditures while participating in the drilling of 48 gross (35.5 net) wells with 100 percent success. This program resulted in 28 gross (23.1 net) oil wells, 19 gross (12.3 net) natural gas wells and one gross (0.1 net) injection well.

MESSAGE TO UNITHOLDERS

The third quarter of 2005 included another significant event in the history of Acclaim. On September 19, 2005, Acclaim and StarPoint announced their intention to merge and form a New Trust which will be one of the largest conventional oil and natural gas trusts in North America with an enterprise value of more than $5 billion.

The strategic combination of Acclaim and StarPoint will provide unitholders:

•      Stable, long life reserves in excess of 230 million boe (proved plus probable) and a Reserve Life Index of approximately nine years. These reserves are characterized by large oil and gas in place.

•      A diversified production base of approximately 75,000 boe/d; weighted 65 percent towards primarily light oil and 35 percent to natural gas.

•      High quality, low risk development drilling inventory of more than 1,000 drilling locations.

•      Cash flows at current commodity prices of over $1 billion on an annualized basis.

•      A conservative balance sheet with proforma net debt of less than 1.0x forward cash flow.

•      An industry leading technical and operational team.

The transaction will provide both short and long term value to unitholders through:

•      An increased distribution, beginning on the first record date following closing of the transaction in January, which represents an 18% increase to Acclaim unitholders.

•      Access to common shares and warrants in the spinout exploration company (“Exploreco”) to be lead by StarPoint’s current management team.

•      The New Trust will have a greater weighting in Canadian indexation which should result in increased attention from institutional and individual investors.

•      The New Trust also intends on seeking a listing on the NYSE following the closing of the transaction, therefore providing access to broader capital markets and an opportunity to reduce cost of capital.

•      The increased size of the New Trust will allow it to be more competitive in pursuing and executing a strategy of diversifying its asset base.

•      The ability to invest in long-term, more capital intensive projects such as CO2 enhanced recovery, coal bed methane, heavy oil projects and other resource plays.

•      A payout ratio of approximately 60 percent with a focus on sustainability.

•      Allowing the New Trust an opportunity to rebalance the hedging portfolio.

The information circular is expected to be mailed on or around November 18, 2005 and will include the name of the New Trust and Exploreco. Unitholder meetings for both Acclaim and StarPoint are scheduled for December 19, 2005 with closing targeted for early January 2006.

FINANCIAL AND OPERATING SUMMARY

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

	Three months ended September 30			Nine months ended September 30
($millions except per unit amounts, unaudited)	2005	2004	%	2005	2004	%
FINANCIAL
Gross revenue	217.4	167.9	29%	566.2	351.0	61%
Cash flow from operations	92.7	78.0	19%	254.0	159.7	59%
Per unit - basic	0.86	0.80	7%	2.40	1.90	26%
Per unit - diluted	0.85	0.74	15%	2.37	1.77	34%
Net earnings	6.5	(1.0)	—	17.2	7.5	129%
Per unit - basic	0.06	(0.01)	—	0.16	0.09	78%
Per unit - diluted	0.06	(0.01)	—	0.16	0.08	100%
Distributions	52.3	47.5	10%	154.2	122.3	26%
Per unit	0.4875	0.4875	—	1.4625	1.4625	—
Capital expenditures
Development expenditures	38.4	23.6	63%	100.3	52.9	90%
Total capital expenditures	41.3	24.0	72%	108.4	522.4	-79%
Total assets	1,507.1	1,535.4	-2%	1,507.1	1,535.4	-2%
Long-term debt	336.9	349.6	-4%	336.9	349.6	-4%
Net debt (excluding financial derivatives)	316.4	341.0	-7%	316.4	341.0	-7%
Unitholders’ equity	714.4	731.6	-2%	714.4	731.6	-2%
Weighted average trust units outstanding (thousands)	107,766	97,567	10%	105,655	84,074	26%
Trust units outstanding at period end (thousands)	109,009	97,928	11%	109,009	97,928	11%

OPERATING
Production
Natural gas (mmcf/d)	107.4	108.9	-1%	104.0	89.5	16%
Crude oil (bbl/d)	17,213	17,004	1%	18,061	12,050	50%
Natural gas liquids (bbl/d)	5,110	5,796	-12%	5,368	3,311	62%
Barrel of oil equivalent (boe/d, 6:1)	40,227	40,949	-2%	40,770	30,279	35%

Average prices
Natural gas ($/mcf)	9.08	6.86	30%	7.98	6.91	16%
Natural gas (net of financial instruments) ($/mcf)	8.80	6.76	29%	7.85	6.74	26%
Crude oil ($/bbl)	66.82	51.97	15%	57.28	45.53	20%
Crude oil (net of financial instruments) ($/bbl)	51.56	45.02	15%	46.98	39.08	20%
Natural gas liquids ($/bbl)	46.61	33.60	39%	39.03	34.41	13%

Drilling activity (gross)
Natural gas wells	19	5	—	41	19	—
Oil wells	28	19	—	45	30	—
Other	1	—	—	1	1	—
Dry and abandoned	—	1	—	1	1	—
Total gross wells	48	25	—	88	51	—
Total net wells	35.50	21.51	—	54.10	33.02	—
Success rate (%)	100%	96%	—	99%	98%	—

MESSAGE TO UNITHOLDERS

FINANCIAL RESULTS

For the nine months ended September 30, 2005, Acclaim achieved major increases in revenue, cash flow and production volumes over the comparable period in 2004. The acquisition of producing properties from ChevronTexaco during the second quarter 2004, combined with an extensive optimization and 2004 drilling program provided significant production increases. These production volumes combined with very strong commodity prices have resulted in strong financial results.

Acclaim’s gross revenue for the nine months ended September 30, 2005 totaled S566.2 million, up 61 percent from $351.0 million reported for the corresponding period in 2004. Revenue for the third quarter 2005 increased to $217.4 million 29 percent higher than the $167.9 million recorded in the third quarter 2004.

Cash flow from operations increased to S254.0 million or S2.40 per basic unit, an increase of 59 percent from $159.7 million or $1.90 per basic unit for the same period in 2004. Cash flow from operations during the third quarter amounted to $92.7 million or $0.86 per basic unit, an increase of 19 percent from S78.0 million or $0.80 per basic unit reported for the same period a year earlier. Cash flow was impacted by significant realized hedging losses, slightly higher royalty rates resulting from increased commodity prices and the payment of freehold mineral tax, and higher operating costs resulting from annual property tax payments, extensive well maintenance and workover programs, and a general increase in field service costs. In addition cash flow was also impacted by a $2.3 million current tax expense in final settlement with Canada Customs and Revenue Agency in respect of flow though share obligations from a predecessor company and the recording in general and administrative expenses of certain severance obligations.

Net earnings for the nine months ended September 30, 2005 totaled $17.2 million or $0.16 per basic unit as compared to $7.5 million or $0.09 per basic unit for the same period a year earlier. Net earnings include third quarter earnings of $6.5 million or $0.06 per basic unit, as compared to a loss of $1.0 million or $0.01 per basic unit in 2004. Earnings were significantly impacted by financial derivative losses.

The price of West Texas Intermediate (WTI) crude averaged US$55.40 per barrel during the nine months ended September 30, 2005, up significantly from an average price of US$39.14 for the same period in 2004. During the third quarter, average WTI increased to US$63.19 per barrel from an average of US$53.13 per barrel in the second quarter of 2005.

For the nine months ended September 30, 2005, the Trust received an average crude oil price of $57.28 per barrel as compared to $45.53 per barrel for the comparable period in 2004. Acclaim’s average oil price was $66.82 per barrel during the third quarter 2005.

The Trust’s average natural gas price was $7.98 per thousand cubic feet for the nine months ended September 30, 2005, up 16 percent from $6.91 per thousand cubic feet over the same period a year earlier.

Capital spending on development activities for the nine months ended September 30, 2005 totaled $100.3 million, up from $52.9 million reported for the same period a year earlier. Total capital expenditures amounted to $108.4 million.

REVIEW OF OPERATIONS

In the third quarter Acclaim continued its track record of maintaining production volumes above 40,000 boe/d. Acclaim continues to successfully add volumes with our exploitation program, at consistently strong capital efficiency measures. We have now maintained production above the 40,000 boe/d level for five consecutive quarters following the ChevronTexaco acquisition.

Third quarter volumes averaged 40,227 boe/d, a slight increase from second quarter volumes of 40,017 boe/d and included 107.4 mmcf/d of natural gas, 17,213 bbl/d of oil and 5,110 bbl/d of natural gas liquids.

The third quarter was active for Acclaim as we continued the execution of our broad 2005 drilling program. We drilled 48 gross wells (35.5 net), with a 100 percent success rate, including 28 oil wells, 19 gas wells and 1 injection well, the majority of which are expected to be on stream by the end of the fourth quarter. Our operated drilling program in the third quarter focused on shallow gas in our Willesden Green and Gilby properties, and oil targets in southern Alberta and southwest Saskatchewan. In addition, Acclaim completed the wells from our Pouce Coupe drilling program in the third quarter with encouraging results. We are waiting on freeze-up to complete the tie-in of the wells. Acclaim estimates that from the third quarter drilling program we have approximately 12 mmcf/d of natural gas awaiting tie-in and another 200 bbl/d of oil, which will be brought on stream throughout the fourth quarter and into the first quarter of 2006.

At the end of the third quarter, Acclaim had three drilling rigs in operation and has increased that number to seven in the fourth quarter.

Our new Castor Gas Plant was commissioned at the end of August, and is presently processing gas volumes associated with our Castor area drilling and recompletion programs. We expect volumes through this plant to continue to increase through the fourth quarter as pipeline work is completed to bring further, previously drilled volumes on stream.

Acclaim continued to pursue production optimization opportunities, completing a number of workovers, recompletions and stimulations throughout our property base. Acclaim has developed an inventory of optimization targets for execution through the fourth quarter and well into 2006. We continue to add low cost production from these optimization programs, at less than $10,000 per boe/d.

Acclaim’s operating costs were negatively impacted in the third quarter by increasing costs for services, and annual property tax charges which accounted for $0.57 per boe. The sustained period of high commodity prices is resulting in consistent pressure on Acclaim’s cost structure as costs for oilfield services continue to rise. We continue to work aggressively to minimize increases in our operating costs, however as a result of cost increases experienced by the industry, we now anticipate 2005 operating costs to average approximately $8.50/boe.

Development expenditures in the third quarter totaled $38.4 million, including $20.5 million in drilling expenditures and $13.9 million in facility and optimization costs. This increase from second quarter total expenditures of $35.8 million, reflects Acclaim’s planned increase in activity levels in the third quarter.

Acclaim has planned a busy fourth quarter. In addition to our active exploitation and optimization programs, we anticipate a high level of activity in the following areas:

•      At Willesden Green and Gilby, our drilling program began in early July, targeting Rock Creek, Cardium oil and Edmonton shallow gas. Fourteen wells were drilled to the end of the third quarter (1 Rock Creek, 4 Cardium and 9 Edmonton Sands shallow gas), and we anticipate drilling a total of 17 wells to the end of the year.

•      At Pouce Coupe, we have brought one successful oil well on stream and will bring the remaining three wells on stream this winter. Acclaim drilled these wells early to evaluate the potential for follow up programs in this area and is waiting for winter conditions to complete the tie-ins.

•      At Dodsland, Acclaim is proceeding with a 20 well program. Weather and surface access delays caused this program to slip from our planned late Q3 execution to early Q4, and has reduced the program size from 27 wells to 20 wells.

•      In southwest Saskatchewan, Acclaim drilled a 9 well program targeting the Shaunavon formation in the third quarter. All wells were cased and were onstream early in the fourth quarter.

•      At Mitsue, Acclaim has received partner approval for 7 re-entries and 7 new wells. We have begun executing on these programs in the fourth quarter, and have similar sized contingent programs in place.

•      At Blackhawk, Acclaim has been in discussions with a third party for the development of this large land block. Located adjacent to the active Cutbank Ridge area, Acclaim holds 13,000 acres of land with the potential for up to 38 deep, long life gas wells. Acclaim holds right to both the Cadomin and a large component of Doig formation rights in this highly prospective area. We expect our initial test well, which was recompleted in February, to be on stream in the fourth quarter, and depending on negotiations with the third party, further test wells may be drilling this winter.

•      At Corbett Creek, Acclaim is participating with a joint venture partner on a Coal Bed Methane drilling program and expects to have up to five horizontal wells drilled into the Mannville formation by year end.  Acclaim assets in this area overlap extremely well with StarPoint’s assets and the New Trust expects to be more active in 2006 with a solid 57,000 net acre position in this highly prospective area.

CASH DISTRIBUTIONS & TAXABILITY

Acclaim paid distributions of $52.3 million during the quarter or $0.488 per trust unit. This represents a payout ratio of 56 percent.

Based on current financial results, Acclaim continues to estimate that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors. For US investors, Acclaim continues to estimate that its 2005 distributions will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income. Actual taxable amounts will be provided in early 2006.

For US tax purposes, Acclaim has also recently sought and received an opinion, that where units are held in a taxable account, we believe the full amount of all withholding tax should be creditable for U.S. tax purposes in the year in which the withholding taxes are applied.

COMMODITY PRICE RISK MANAGEMENT

As part of a larger overall corporate risk management strategy, Acclaim has consistently applied a program to manage commodity price risk. Acclaim believes that the type of financial structure chosen is as critical as the outright price levels hedged at and as such targets hedging structures that provide a fixed floor price with some level of participation in future price increases. Acclaim targets to have up to 50 percent of its crude oil and natural gas production hedged at any given time. On a combined boe basis, Acclaim has projected roughly 1.6 percent less volume in the fourth quarter of 2005 then it did for the third quarter at overall pricing levels that are higher for natural gas and essentially unchanged for crude oil.

Looking forward, Acclaim believes that prices will remain strong for both crude oil and natural gas over the short to medium term. Historically high economic growth rates in China and southeast Asia will continue to result in robust demand growth in that area of the world. In North America, we expect prices to also remain at historically high levels for the next several months as a result of the damage that hurricanes Katrina and Rita have caused to the U.S. Gulf Coast’s supply and processing capabilities.

FEDERAL GOVERNMENT’S CONSULTATION PROCESS ON INCOME TRUSTS

On September 8, 2005, the federal government of Canada issued a consultation paper regarding tax issues related to income trusts and Flow Through Entities (FTE’s). Acclaim is appreciative of the broader notion of the Department of Finance’s stated goal of addressing the impact on overall economic efficiencies and increased productivity, and believes that the Government of Canada should support the continued responsible growth of the income trust asset class. Acclaim is a participant and member with the Canadian Association of Income Funds and will also participate directly in the consultation process. However, we are concerned with certain assumptions and comments made in the consultation paper. Therefore, we believe it is important to educate our investors about the process and the context of Acclaim’s submission. Acclaim, as are many other Canadian trusts, is committed to sharing information with the Department of Finance to assist in a thorough and knowledgeable understanding of the positive contributions income trusts make to the Canadian economy.

Recent comments by Department of Finance officials have contributed to a weakening of market confidence and have had a negative impact to investors. The trust structure has contributed to Acclaim’s growth into an entity with an enterprise value of nearly $2 billion. Since inception, Acclaim has distributed nearly $460 million, to unitholders across the country, which has subsequently been reinvested or otherwise reinjected into the economy. Acclaim has further contributed to the economy, by reinvesting in excess of $310 million into asset development, contributing to increased productivity, employment and regional economic benefits. In 2006 alone, through the growth of Acclaim’s capital investment program, we will reinvest approximately $300 million in our assets in Alberta, Saskatchewan, British Columbia and Manitoba. This activity improves production and supports royalty payments to the provinces.

The support of the foreign investor has also been important to the health of the trust structure. As Canada’s financial markets represent less than 2 percent of the world’s capital markets, it benefits Canadians to encourage investment by foreign investors. Access to capital and market confidence is critical to the development of Canada’s capital intensive resources.

Acclaim urges both the federal and provincial governments to recognize the contribution that the Income Trust and FTE structure has brought to economies across Canada. We believe that provincial and federal governments need to carefully consider any actions that may negatively impact this contribution and unitholder investment values.

Unitholders are encouraged to participate in the consultation process and make their views known to the Government of Canada. Copies of the consultation paper can be found on the Department of Finance website at http://www.fin.gc.ca/toce/2005/toirplf_e.html

Submissions can be made by e-mail to trust-fiducies@fin.gc.ca or to the Minister of Finance, the Honourable Ralph Goodale, Department of Finance, 140 O’Connor Street, Ottawa, Ontario K1A 0A6, via fax at (613) 996-9790, or via e-mail at goodale.r@parl.gc.ca.

Unitholders are also encouraged to contact their local Member of Parliament to express their views. A directory of Members of Parliament can be found at www.canada.gc.ca/directories/direct_e.html

Further information can also be found through the Canadian Association of Income Funds at www.caif.ca or by contacting Acclaim’s investor relations department.

OUTLOOK

The combination of Acclaim and StarPoint will create a new benchmark energy trust that has substantial financial strength and a great asset and opportunity base. The combination of these two strong organizations will provide the opportunity to achieve far greater results than either could have achieved individually.

We believe that being larger with increased liquidity coupled with a successful listing on the NYSE will provide an opportunity to increase valuation and reduce the cost of capital.

The integration of the two organizations is well underway and we expect to be fully integrated by the expected closing date in early January 2006.

The New Trust name and trading symbol will be announced with the release of the information circular scheduled for November 18, 2005.

This is a very busy but exciting time for Acclaim and StarPoint employees and we appreciate their efforts and commitment to the success of this combination.

We believe 2006 will be an exciting and successful year for the New Trust and we look forward to reporting on our progress.

/s/ Jack C. Lee	/s/ J. Paul Charron
Jack C. Lee	J. Paul Charron
Chairman	President & Chief Executive Officer
November 3, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2004, MD&A for the year ended December 31, 2004 and the unaudited Consolidated Financial Statements for the nine months ended September 30, 2005. This MD&A is dated November 2, 2005. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

HIGHLIGHTS

Acclaim is very pleased to announce its financial and operating results for the nine months ended September 30, 2005.

•      Production averaged 40,770 boe/d, a 35 percent increase from 30,279 boe/d reported for the same period a year earlier. Third quarter production averaged 40,227 boe/d, as compared to 40,017 boe/d during the second quarter 2005.

•      Cash flow totaled $254.0 million, a 59 percent increase from $159.7 million reported a year earlier. On a per unit basis, cash flow increased 26 percent to $2.40 per basic unit. Third quarter cash flow totaled $92.7 million or $0.86 per basic unit.

•      Distributions remained unchanged at $0.1625 per unit per month and our payout ratio during the first nine months of 2005 approximated 61 percent, and

•      Our net debt to cash flow ratio continues to be less than one times projected 2005 cash flow.

RESULTS OF OPERATIONS

During the first nine months of 2005, Acclaim achieved record financial and operating results. The increased production volumes associated with property acquisitions made in 2003 and 2004 combined with very strong commodity prices in the second and third quarters contributed to the significant increases in petroleum and natural gas sales and cash flow.

On June 30, 2004, Acclaim completed the acquisition of petroleum and natural gas interests from ChevronTexaco Corporation (“Chevron”) for total cash consideration of $433.7 million. The transaction was effective June 1, 2004 and closed on June 30, 2004. As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba. For comparative purposes, production from these assets at the time of acquisition approximated 17,000 boe/d including 11,450 bbl/d of oil and NGL’s and 37.5 mmcf/d of natural gas.

($000s except per share amounts)	2005			2004				2003
Earnings information	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Petroleum and natural gas sales	217,449	177,501	171,201	170,504	167,894	91,407	91,709	76,631
Cash flow from operations(1)(2)	92,679	80,516	80,803	73,805	78,013	39,678	41,977	36,803
Per unit - basic	0.86	0.77	0.77	0.71	0.80	0.50	0.56	0.51
Per unit - diluted	0.85	0.76	0.76	0.70	0.74	0.46	0.55	0.50
Net earnings (loss)(1)(2)	6,538	27,473	(16,825)	23,736	(1,023)	3,575	4,975	(569)
Per unit - basic	0.06	0.26	(0.16)	0.23	(0.01)	0.04	0.07	(0.01)
Per unit - diluted	0.06	0.26	(0.16)	0.23	(0.01)	0.04	0.07	(0.01)

(1)   Net earnings (loss), cash flow from operations and per unit amounts have been restated as a result of a change in accounting policy for convertible debentures.

(2)   When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Acclaim’s financial results for the three months ended September 30, 2005, were impacted by strong commodity prices, significant realized and unrealized financial derivative losses and a strengthening Canadian dollar.

Production volumes average 40,227 boe/d during the quarter, one percent higher than the 40,017 boe/d reported for the second quarter of 2005. Commodity prices were again very strong during the quarter. West Texas Intermediate (“WTI”) price averaged US$63.19 per barrel for the three months ended September 30, 2005, up 44 percent from the average price of US$43.89 per barrel for the same period in 2004. For the three months ended September 30, 2005, natural gas prices averaged $9.27/mcf as compared to $6.20/mcf for the same period in 2004.

Third quarter cash flow of $92.7 million increased from the $80.5 million reported in the second quarter 2005. Stronger commodity prices offset the impact of a stronger Canadian dollar and slightly higher operating costs.

Earnings for the first nine months of 2005 were primarily affected by non-cash items including unrealized financial derivative losses and non-cash unit based compensation. The non-cash financial derivative losses, required under generally accepted accounting principles, represent changes in the fair value of the derivative contracts. Earnings were also impacted by a future income tax recovery resulting from the unrealized financial derivative loss.

PRODUCTION

	Three months ended Sept. 30		Nine months ended Sept. 30
Production	2005	2004	2005	2004
Natural gas (mmcf/d)	107.4	108.9	104.0	89.5
Crude oil (bbl/d)	17,213	17,004	18,061	12,050
Natural gas liquids (bbl/d)	5,110	5,796	5,368	3,311
Barrel of oil equivalent (boe/d, 6:1)	40,227	40,949	40,770	30,279
Percentage crude oil and natural gas liquids	55%	56%	57%	51%

Crude oil and natural gas liquids production for the nine months ended September 30, 2005 averaged 23,429 boe/d, a 53 percent increase over the 15,361 boe/d reported for the corresponding period in 2004. Production in the third quarter averaged 22,323 boe/d, down 2 percent from production levels in the third quarter of 2004.

Natural gas sales for the first nine months of the year averaged 104.0 mmcf/d, 16 percent higher than the 89.5 mmcf/d reported for the nine months ended September 30, 2004. During the third quarter natural gas sales averaged 107.4 mmcf/d, one percent lower than the 108.9 mmcf/d reported during the same quarter in 2004.

On a barrel of oil equivalent basis, production increased 35 percent to 40,770 boe/d as compared to 30,279 boe/d a year earlier. Third quarter 2005 production averaged 40,227 boe/d as compared to 40,017 boe/d during the second quarter.

PETROLEUM AND NATURAL GAS SALES

	Three months ended Sept. 30		Nine months ended Sept. 30
Revenue analysis ($000s)	2005	2004	2005	2004
Natural gas	$89,725	$68,678	$226,535	$169,463
Crude oil and natural gas liquids	127,724	99,216	339,616	181,547
Petroleum and natural gas sales	$217,449	$167,894	$566.151	$351,010

Petroleum and natural gas sales, before royalties and transportation costs increased to $566.2 million for the nine months ended September 30, 2005, up 61 percent from $351.0 million reported for the corresponding period in 2004. Revenue for the third quarter increased to $217.4 million, 29 percent higher than the $167.9 million recorded in the third quarter 2004.

Year-over-year revenues have been impacted by increased production volumes associated with the ChevronTexaco acquisition which closed June 30, 2004, and the increase in commodity prices including the WTI price of crude oil.

COMMODITY PRICES

	2004	2005
Commodity prices	Q3	Q3	Q2	Q1	Average
Oil - WTI (US$/bbl)	43.89	63.19	53.13	49.90	55.40
Natural gas - AECO (CDN$/mcf)	6.20	9.27	7.35	6.90	7.85
Exchange rate (US$/CDN$)	0.765	0.832	0.804	0.815	0.817

The price of WTI crude averaged US$55.40/bbl during the first nine months of 2005, up 42 percent from the average price of US$39.14/bbl for the same period in 2004. During the third quarter WTI averaged US$63.19/bbl, up 19 percent from an average of US$53.13/bbl in the second quarter. Closing prices for WTI ranged from a low of US $42.12/bbl in January to a high of US$69.82/bbl on August 30, 2005. Somewhat offsetting the rise in the US$WTI price was a strengthening Canadian dollar which averaged US$0.832, an increase of 4 percent from the previous quarter.

For the nine months ended September 30, 2005, we received an average oil price of $57.28/bbl as compared to $45.53/bbl for the comparable period in 2004. Our average oil price was $66.82/bbl during the third quarter, up 23 percent from an average of $54.53/bbl during the second quarter.

Our average natural gas price was $7.98/mcf for the nine months ended September 30, 2005 as compared to $6.91/mcf during the same period in 2004. The third quarter natural gas price averaged $9.08/mcf as compared to $7.76 in the second quarter.

The AECO Daily spot prices averaged $7.35/mcf and $9.27/mcf during the second and third quarters of 2005 respectively. In an effort to mitigate price volatility, we target on equal allocation of discretionary sales between the AECO daily and AECO monthly price indexes.

The Canadian dollar relative to the U.S. dollar, continues to show strength, averaging CDN$0.832 during the quarter. As the price of WTI crude oil is quoted in US dollars, appreciation in the Canadian dollar reduces the average price received for our production. To mitigate the impact of exchange rate fluctuations, we have entered into foreign exchange contracts on a portion of our 2005 cash flows as follows:

	Derivative	Strike-barrier	US $ amount	Term
2005	Variable rate	CDN$1.2400 - CDN$1.3905	$3,000,000	January 1, 2005 - December 31, 2005
	Variable rate	CDN$1.2000 - CDN$1.3605	$2,000,000	July 1, 2005 - December 31, 2005

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. For the nine months ended September 30, 2005, we realized a net derivative loss of $54.5 million related to financial derivative instruments put in place to manage commodity price risk. During the third quarter, the realized derivative loss totaled $26.9 million.

UNREALIZED LOSS ON FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. At September 30, 2005, we recorded a current financial derivative liability of $62.9 million and a long-term financial derivative liability of $16.5 million. The estimated fair value is based on a mark-to-market calculation as at September 30, 2005 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.

The following table reconciles the change in the fair value of the financial contracts during the period.

	Financial	Financial
	derivative	derivative	Unrealized
	loss	liability	loss
Balance, January 1, 2005	$2,818	$(13,911)	$—
Amortization	(2,501)	—	(2,501)
Unrealized loss on financial derivatives	—	(65,453)	(65,453)
Balance, September 30, 2005	$317	$(79.364)	$(67,954)

Financial derivative contracts

For the nine months ended September 30, 2005, we recorded a net unrealized derivative loss of $68.0 million related to financial derivative instruments put in place to manage commodity price risk. During the third quarter, we recorded a net unrealized derivative loss of $17.8 million.

The following financial derivative contracts have been put in place as noted below:

Commodity contracts	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2007
Natural gas
Fixed price volume (Gj/d)	1,667	0	0	0	0	0
Fixed price average ($/Gj)	$7.00	$0.00	$0.00	$0.00	$0.00	$0.00
Participating swaps (Gj/d)	8,333	10,000	0	0	0	0
Participating swaps ($/Gj)(1)	$6.80	$7.00	$0.00	$0.00	$0.00	$0.00
Collars volume (Gj/d)	33,333	35,000	35,000	35,000	28,333	6,250
Collar floors ($/Gj)	$7.71	$8.44	$7.79	$7.79	$8.15	$8.40
Collar caps ($/Gj)	$11.50	$12.71	$11.46	$11.46	$13.50	$14.92
Calls sold (Gj/d)	1,000	0	0	0	0	0
Calls sold ($/Gj)	$2.80	$0.00	$0.00	$0.00	$0.00	$0.00
Total volume hedged (Gj/d)	44,333	45,000	35,000	35,000	28,333	6,250
Crude oil
Fixed price volume (bbl/d)	1,500	1,500	1,500	1,500	1,500	1,500
Fixed price average ($US/bbl)	$40.03	$48.11	$48.11	$48.11	$48.11	$48.11
Participating swaps (bbl/d)	0	1,000	1,000	1,000	1,000	0
Participating swaps ($US/bbl)(2)	$0.00	$47.50	$47.50	$47.50	$47.50	$0.00
Collars volume (bbl/d)	8,000	4,500	4,500	4,500	4,500	2,000
Collar floors ($US/bbl)	$31.00	$43.89	$43.89	$43.89	$43.89	$51.50
Collar caps ($US/bbl)	$39.81	$59.90	$59.90	$59.90	$59.90	$77.00
Total volume hedged (bbl/d)	9,500	7,000	7,000	7,000	7,000	3,500

(1)   Natural gas participating swaps participate in 73% of any price rise above $6.80 in Q4 2005 and 70% of any price rise above $7.00 in Q1 2006.

(2)   Crude oil participating swaps participate in 67% of any price rise above $47.50 in 2006.

ROYALTIES

	Three months ended Sept. 30		Nine months ended Sept. 30
Royalties ($000s)	2005	2004	2005	2004
Royalties, net of ARTC	$49,126	$33,346	$123,420	$67,589
% of sales	22.6	19.9	21.8	19.3
$/boe	$13.27	$8.85	$11.09	$8.15

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. There is a maximum rate of 30 percent for new gas and 35 percent on old gas. The vast majority of our gas production is from new gas. In today’s gas price environment, we are subject to the maximum rates. Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

For the nine months ended September 30, 2005, royalties totaled $123.4 million as compared to $67.6 million during the same period a year earlier. As a percentage of sales royalties averaged 21.8 percent during the first nine months of 2005.

During the third quarter 2005, royalties averaged $13.27/boe or approximately 22.6 percent of Acclaim’s total petroleum and natural gas sales price (before financial derivatives) of $58.76/boe. This compares to $8.85/boe or 19.9 percent of the average sales price reported for the same period in 2004. Higher commodity prices combined with Alberta Freehold Mineral Tax which was recorded during the quarter impacted the overall royalty rate.

We anticipate, based on current commodity prices, that the average royalty rate for the remainder of 2005 will approximate 22 percent.

OPERATING COSTS

	Three months ended Sept. 30		Nine months ended Sept. 30
Operating costs ($000s)	2005	2004	2005	2004
Operating costs	$33,218	$32,368	$92,518	$66,023
$/boe	$8.98	$8.59	$8.31	$7.96

Our operating costs net of processing fees for the nine months ended September 30, 2005, increased to $92.5 million as compared to $66.0 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $8.31/boe as compared to $7.96/boe a year earlier.

During the third quarter operating costs totaled $33.2 million, or $8.98/boe as compared to $32.4 million or $8.59/boe for the same period in 2004. Although operating costs generally have increased due to higher service costs in the field, certain additional costs have been incurred to ensure the predictability and reliability of production during periods of higher commodity prices. Again this quarter extensive well maintenance and workover programs were undertaken to maximize production and optimize plant utilization. Seasonal payment of property taxes were also recorded during the quarter.

Although operating costs year-over-year have increased on a unit-of-production basis by approximately 4.5 percent, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.

PETROLEUM AND NATURAL GAS TRANSPORTATION

It had been industry practice in prior periods for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings. Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow.

Transportation costs are defined by the point of legal custody transfer of the commodity and are dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease. The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub less the transportation costs between that market hub and the lease. For natural gas Acclaim transports its gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia at which point title transfers to the purchaser. In both cases transportation costs associated with getting natural gas and clean, marketable oil to the point of title transfer are shown separately as a transportation expense.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Sept. 30		Nine months ended Sept. 30
General and administrative expenses ($000s)	2005	2004	2005	2004
G&A expenses	$7,862	$5,921	$22,776	$14,123
Overhead recoveries	(1,982)	(1,098)	(6,895)	(2,946)
Net G&A expenses	$5,880	$4,823	$15,881	$11,177
$/boe	$1.59	$1.28	$1.43	$1.35

General and administrative expenses net of overhead recoveries totaled $15.9 million for the nine months ended September 30, 2005, as compared to $11.2 million during the same period in 2004. On a unit-of-production basis, general and administrative expenses averaged $1.43/boe as compared to $1.35/boe for the same period in 2004.

For the three months ended September 30, 2005 general and administrative expenses totaled $5.9 million or $1.59/boe as compared to $4.8 million or $1.28/boe for the third quarter a year earlier. Included is $0.8 million recorded in the quarter in settlement of severance obligations.

For the remainder of 2005, we anticipate general and administrative expenses to average $1.35/boe.

UNIT-BASED COMPENSATION EXPENSE

During the nine months ended September 30, 2005 we recorded a non-cash compensation expense of $15.7 million. Unit-based compensation expense approximates the change in fair value (based on period end prices and the vesting period) of the Restricted and Performance Trust Units. At period end, Acclaim’s unit price was $20.50, a 44 percent increase from $14.26 per unit at December 31, 2004.

INTEREST EXPENSE ON BANK DEBT

	Three months ended Sept. 30		Nine months ended Sept. 30
Interest expense ($000s)	2005	2004	2005	2004
Interest expense	$3,186	$3,540	$9,830	$8,728
Bank loans	$336,929	$349,637	$336,929	$349,637

Interest expense, representing interest on bank debt increased to $9.8 million or $0.88/boe from $8.7 million or $1.05/boe a year earlier. The debt level at September 30, 2005 includes approximately $12 million paid to suppliers associated with the Acheson 2-26 incident which has yet to be recovered by insurance. At September 30, 2005, $336.9 million was drawn under our facility.

Interest rates continue to be favourable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during the third quarter 2005 averaged approximately 4 percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Effective January 1, 2005, the Trust retroactively adopted the changes to Canadian Institute of Chartered Accountants Standard S.3860, Financial Instruments. This revised accounting standard requires the Trust to include convertible debentures as a component of long-term debt with the value of the conversion feature of the debentures classified as equity. Over the term of the debentures the debt portion will accrete up to the principal balance at maturity with the charge going to interest expense. The related interest expense has been classified as interest expense on the Consolidated Statements of Earnings.

During the nine months ended September 30, 2005 we recorded interest on convertible debentures of $6.2 million (2004 - $3.5 million). Included in this amount is $2.3 million of deferred financing charges which have been amortized into income as a result of conversions throughout 2005. These costs were initially capitalized when the convertible debentures were issued. During the third quarter 2005, $46.7 million of debentures were converted.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current quarter provision for depletion, depreciation and amortization totaled $60.7 million as compared to $56.0 million in 2004. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $16.40 /boe as compared to $14.85/boe during the same quarter in 2004.

The dollar increase is due to a higher depletable base as a result of the ChevronTexaco asset acquisition and higher production volumes. Depletion on a unit-of-production basis has increased primarily as a result of the shorter reserve life associated with the Acheson property acquired with the ChevronTexaco assets.

ASSET RETIREMENT OBLIGATIONS

As of September 30, 2005, the amount recorded as the fair value of our abandonment and reclamation obligations liability was $58.9 million. During the three months ended September 30, 2005, Acclaim incurred $1.8 million of actual abandonment and reclamation costs and recorded accretion of $1.2 million.

INCOME TAXES

During 2005, Acclaim recorded a future income tax recovery of $28.8 million. The recovery is mainly a result of the unrealized loss on financial derivatives. Current taxes for the nine month period ending September 30, 2005 includes a provision of $2.6 million for federal and provincial capital taxes. Acclaim had also recognized additional taxes of $2.3 million representing amounts paid as final settlement with Canada Customs and Revenue Agency in respect of their audit of the flow through share obligations of a predecessor corporation.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

On January 19, 2005 the CICA issued revised draft EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that requires Acclaim to reflect exchangeable shares as non-controlling interest on the balance sheet. Previously the exchangeable shares were reflected as a component of unitholders’ equity. The exchangeable shares issued by Acclaim were initially recorded at fair value, therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

In accordance with the transitional provisions of EIC 151, the policy change has been made on a retroactive basis. The impact of this new accounting policy on opening accumulated earnings and on the earnings of Acclaim for the nine month periods ending September 30, 2005 and 2004 was negligible, therefore, no restatement of amounts was required.

The following is a summary of exchangeable shares outstanding::

Exchangeable shares	Number of units (000s)	Amount ($000s)
Balance, December 31, 2004	808	$7,837
Shares exchanged	(428)	(4,033)
Adjustment to exchange ratio for distributions	35	—
Balance, September 30, 2005	415	$3,804

NET EARNINGS PER UNIT OF PRODUCTION

	Three months ended Sept. 30		Nine months ended Sept. 30
($/boe)	2005	2004	2005	2004
Petroleum and natural gas revenue	$58.76	$44.56	$50.87	$42.31
Less:
Royalties	13.27	8.85	11.09	8.15
Operating costs	8.98	8.59	8.31	7.96
Transportation costs	0.61	0.39	0.59	0.71
Net operating income	35.90	26.73	30.88	25.49
General and administrative	1.59	1.28	1.43	1.35
Interest on long-term debt	0.86	0.94	0.88	1.05
Interest on convertible debentures	0.24	0.44	0.34	0.34
Unit-based compensation - cash paid	0.06	0.02	0.06	0.20
Realized loss on financial derivatives	7.27	3.15	4.90	3.08
Current and large corporation tax	0.84	0.19	0.44	0.23
Cash flow from operations	25.04	20.71	22.83	19.24
Depletion, depreciation and amortization	16.40	14.85	15.83	13.85
Accretion	0.32	0.17	0.32	0.24
Amortization of deferred financing charges	0.51	0.06	0.20	0.08
Unrealized (gain) loss on financial derivatives	4.81	7.67	6.11	4.79
Future income taxes (recovery)	(1.75)	(2.42)	(2.59)	(1.12)
Non-cash unit-based compensation	2.98	0.65	1.41	0.50
Net earnings	$1.77	$(0.27)	$1.55	$0.90

CASHFLOW

	Three months ended Sept. 30		Nine months ended Sept. 30
Cash flow ($000s)	2005	2004	2005	2004
Cash flow from operations	$92,679	$78,013	$253,998	$159,669
Unitholders’ equity	$714,364	$731,597	$714,364	$731,597

For the nine months ended September 30, 2005, our cash flow from operations totaled $254.0 million, a 59 percent increase from the $159.7 million recorded during the same period in 2004. On a per unit basis, cash flow totaled $2.40 per basic unit, 26 percent higher than the $1.90 per basic unit recorded for the nine months ended September 30, 2004. Cash flow for the third quarter totaled $92.7 million or $0.86 per basic unit as compared to $78.0 million or $0.80 per basic unit for the same period in 2004. Our weighted average units outstanding totaled 107.8 million for the quarter ended September 30, 2005, as compared to 97.6 million for the same period in 2004.

CASH DISTRIBUTIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
($000s, except where indicated)	2005	2004	2005	2004
Cash flow from operations	$92,679	$78,013	$253,998	$159,669
Cash distributions	$52,297	$47,549	$154,216	$122,262
Distributions per unit	$0.4875	$0.4875	$1.4625	$1.4625
Payout ratio (%)	56	61	61	77

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels, spending plans, and taxability.

For the nine months ended September 30, 2005, we distributed $154.2 million which represented 61 percent of cash flow from operations. For the three months ended September 30, 2005, the payout ratio decreased to 56 percent as we generated $92.7 million of cash flow from operations and distributed $52.3 million.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2005 to approximate 60 percent.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2004 to January 2005. For Canadian tax purposes, 56.66 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 43.34 percent is taxable as other income.

The taxability of our distributions changed during 2004, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

For 2005, Acclaim estimates that 60 to 70 percent of cash distributions will be taxable and 30 to 40 percent will be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, volumes, commodity prices and other factors.

US taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US1.50 per trust unit to US residents during the calendar year 2004 of which 47.49 percent was taxable as a qualified dividend and 52.51 percent a tax-deferred return of capital.

For 2005, we estimate that 70 to 80 percent of distributions may be taxable and 20 to 30 percent may be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

	Three months ended Sept. 30		Nine months ended Sept. 30
Capital expenditures ($000s)	2005	2004	2005	2004
Land	$3,250	$386	$6,202	$2,549
Geological and geophysical	753	341	2,575	1,016
Drilling, completion and equipping	20,465	13,454	41,936	20,431
Workovers and recompletions	7,351	5,049	24,998	14,863
Production equipment and facilities	6,556	4,367	24,540	14,008
Net development expenditures	38,375	23,597	100,251	52,867
Office equipment	872	896	2,029	1,879
Chevron acquisition	—	—	—	474,371
Other property acquisitions	1,221	390	9,947	3,114
Property dispositions	—	(902)	(4,610)	(9,808)
Asset retirement obligations on new wells	803	—	803	—
Total capital expenditures	$41,271	$23,981	$108,420	$522,423

For the nine months ended September 30, 2005, expenditures for development activities totaled $100.3 million as compared to $52.9 million during the same period in 2004.  A total of 88 gross (54.1 net) wells were drilled during the first nine months as compared to 51 gross (33.0 net) wells during the same period in 2004 resulting in 41 gross (19.0 net) natural gas wells, 45 gross (34.0 net) oil wells and 1 gross (0.1 net) dry and abandoned.

For the remainder of 2005 the Trust has plans to drill more than 50 operated wells.  Our 2005 capital budget as approved by the Board of Directors totals $150 million for exploitation and development activities.  Based on current commodity prices, these projects will be financed with internally generated cash flow.

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust has no guarantees or off-balance sheet arrangements.

CAPITAL

As at September 30, 2005, we had issued capital of 109.0 million trust units and at November 2, 2005, we had issued capital of 109.3 million trust units.

Our trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003.  This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

Trust units	Number of units (000s)	Amount ($000s)
Balance, December 31, 2004	103,580	$1,003,294
Issued pursuant to equity offerings, net of costs	—	(347)
Conversion of exchangeable shares	428	4,033
Conversion of 8% debentures	3,779	51,015
Conversion of 11% debentures	364	3,552
Issued for employee savings plan	107	1,646
Distribution reinvestment plan	412	6,132
Employee unit incentive plan	339	4,937
	109,009	1,074,262
Unit purchase loan receivable	—	(903)
Balance, September 30, 2005	109,009	$1,073,359

EMPLOYEE UNIT AWARD INCENTIVE PLAN

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of September 30, 2005, there were 922,350 Restricted Trust Units and 699,049 Performance Trust Units outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $475 million including a $450 million revolving facility and a $25 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At September 30, 2005, $336.9 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At September 30, 2005, Acclaim had working capital surplus of $20.6 million excluding the financial derivative liability.

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0 percent, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per trust unit.

Convertible debentures	Number of units available on conversion (000s)	Amount ($000s)
i) 8% Convertible debentures
Balance, December 31, 2004	5,401	$72,901
Converted to units during the year	(3,779)	(51,015)
Balance, September 30, 2005	1,622	$21,886

ii) 11% Convertible debentures
Balance, December 31, 2004	672	$6,562
Converted to units during the year	(364)	(3,552)
Balance, September 30, 2005	308	3,010
Total, September 30, 2005	1,930	$24,896

Liquidity and capital resources ($000s)	September 30, 2005
Long-term debt	$336,929
Working capital deficiency	42,014
Net debt(1)	$378,943
Units outstanding (000s)	109,009
Trust unit price	$20.50
Market value	$2,234,685
Convertible debentures	$24,896
Total capitalization	$2,638,524

(1) Net debt excludes the 8% and 11% convertible debentures.

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At September 30, 2005, costs approximating $46.5 million had been incurred of which $43.2 million has been paid to suppliers for services provided. Insurance recoveries to date total $31.7 million.

As the reclamation and claims process is ongoing, the financial impact of the incident on Acclaim if any, is currently not determinable.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust’s annual information form for the period ended December 31, 2004, is available on the Trust’s SEDAR company profile at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

($000’s, unaudited)	September 30 2005	December 31 2004
		(Restated - Note 2)
ASSETS
Current assets
Accounts receivable	$126,887	$110,667
Prepaid expenses and deposits	17,805	13,605
Deferred financial derivative loss (Note 9)	317	2,818
	145,009	127,090
Property, plant and equipment, net (Note 3)	1,273,064	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization (Note 2)	1,053	3,311
Total assets	$1,507,080	$1,559,201

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$106,414	$124,148
Distributions payable	17,713	16,831
Financial derivative liability (Note 9)	62,896	13,911
	187,023	154,890
Bank debt	336,929	283,845
Convertible debentures (Note 5)	24,896	79,463
Financial derivative liability (Note 9)	16,468	—
Future income taxes	164,698	193,537
Asset retirement obligations (Note 4)	58,898	58,649
	788,912	770,384

Non-controlling interest (Note 2 &6)	3,804	7,837

UNITHOLDERS’ EQUITY
Capita (Note 7)	1,073,359	1,002,063
Accumulated earnings	113,207	96,021
Accumulated distributions (Note 8)	(472,202)	(317,104)
	714,364	780,980
Total liabilities and unitholders’ equity	$1,507,080	$1,559,201

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

/s/ Jack C. Lee	/s/ J. Paul Charron, CA
Jack C. Lee	J. Paul Charron, CA
Chairman of the Board	President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

	Three months ended Sept. 30		Nine months ended Sept. 30
($000s, except per unit amounts, unaudited)	2005	2004	2005	2004
		(Restated - Note 2)		(Restated - Note 2)
REVENUE
Petroleum and natural gas sales	$217,449	$167,894	$566,151	$351,010
Royalty expense (net of Alberta Royalty Tax Credit)	(49,126)	(33,346)	(123,420)	(67,589)
	168,323	134,548	442,731	283,421
EXPENSES
Operating	33,218	32,368	92,518	66,023
Transportation	2,262	1,473	6,581	5,911
General and administrative	5,880	4,823	15,881	11,177
Interest on bank debt	3,186	3,540	9,830	8,728
Interest on convertible debentures (Note 2)	2,777	1,885	6,162	3,498
Unit-based compensation (Note 7)	11,257	2,524	16,384	5,828
Depletion, depreciation and amortization	60,689	55,953	176,202	114,877
Accretion of asset retirement obligation	1,173	654	3,519	1,963
Realized loss on financial derivatives	26,889	11,867	54,460	25,515
Unrealized loss on financial derivatives (Note 9)	17,798	28,882	67,954	39,746
	165,129	143,969	449,491	283,266
Earnings (loss) before taxes	3,194	(9,421)	(6,760)	155
Provision for current and capital taxes	3,117	712	4,893	1,881
Recovery of future income taxes	(6,461)	(9,110)	(28,839)	(9,253)

Net earnings before non-controlling interest	6,538	(1,023)	17,186	7,527
Non-controlling interest (Note 2)	—	—	—	—
NET EARNINGS (LOSS)	6,538	(1,023)	17,186	7,527

Accumulated earnings, beginning of period, as previously reported	106,669	74,835	97,892	65,853
Changes in accounting policies (Note 2)	—	(1,527)	(1,871)	(1,095)
Accumulated earnings, beginning of period as restated	106,669	73,308	96,021	64,758

Accumulated earnings, end of period	$113,207	$72,285	$113,207	$72,285

Net earnings (loss) per unit
Basic	$0.06	$(0.01)	$0.16	$0.09
Diluted	$0.06	$(0.01)	$0.16	$0.08
Weighted average units outstanding
Basic	107,766	97,567	105,655	84,074
Diluted	109,224	105,954	107,077	90,294

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Sept. 30		Nine months ended Sept. 30
($ 000s, except per unit amounts, unaudited)	2005	2004	2005	2004
		(Restated - Note 2)		(Restated - Note 2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings (loss)	$6,538	$(1,023)	$17,186	$7,527
Adjustments for:
Non-controlling interest	—	—	—	—
Unit-based compensation - non-cash	11,040	2,433	15,718	4,152
Depletion, depreciation and amortization	60,689	55,953	176,202	114,877
Accretion of asset retirement obligation	1,173	654	3,519	1,963
Amortization of deferred financing charges	1,902	224	2,258	657
Unrealized loss (gain) on financial derivatives	17,798	28,882	67,954	39,746
Recovery of future income taxes	(6,461)	(9,110)	(28,839)	(9,253)
Cash flow from operations	92,679	78,013	253,998	159,669
Asset retirement costs incurred	(1,823)	(189)	(4,073)	(1,147)
Changes in operating working capital	(7,527)	(28,143)	(50,758)	(31,722)
	83,329	49,681	199,167	126,800

FINANCING ACTIVITIES
Proceeds from bank debt	7,819	7,437	53,084	140,640
Proceeds from issuance of units, net of issue costs	2,372	1,318	7,431	252,339
Proceeds from issuance of convertible debentures	—	—	—	75,000
Distributions to unitholders	(52,297)	(47,549)	(154,216)	(122,262)
Changes in financing working capital	31	151	329	1,200
	(42,075)	(38,643)	(93.372)	346,917
	41,254	11,038	105,795	473,717

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(1,221)	(390)	(9,947)	(433,477)
Disposition of petroleum and natural gas properties	—	902	4,610	9,808
Capital expenditures	(39,247)	(24,493)	(102,280)	(54,746)
Changes in investing working capital	(786)	12,943	1,822	4,698
	(41,254)	(11,038)	(105,795)	(473,717)
Cash, beginning and end of period	$—	$—	$—	$—

The Trust paid the following cash amounts:
Interest	$2,376	$3,761	$11,428	$8,671
Capital taxes	$1,988	$667	$3,570	$1,753

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.                                     SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust (“Acclaim”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2004 except for the change outlined in Note 2. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

2.                                     CHANGE IN ACCOUNTING POLICY

(a) Convertible debentures

On January 1, 2005, Acclaim retroactively adopted the changes to Canadian Institute of Chartered Accountants Standard S.3860, Financial Instruments. Before the change in accounting, Acclaim classified convertible debentures as equity and the interest was included in Accumulated Earnings. The revised standard requires Acclaim’s convertible debentures to be classified as a liability, the related interest to be expensed as incurred and the deferred issue costs to be amortized over the term of the convertible debentures. Under the new standard, a portion of the convertible debentures relating to the value of the conversion feature is required to be classified as equity. The value of the conversion feature was determined to be negligible, therefore the convertible debentures have been disclosed entirely as a liability.

The following 2004 amounts were restated as a result of the change:

	As previously reported	Adjustment	As restated
Deferred financing charges	$—	$3,311	$3,311
Convertible debentures - liability	—	79,463	79,463
Convertible debentures - equity	74,281	(74,281)	—
Accumulated earnings	97,892	(1,871)	96,021
Interest on convertible debentures
Three months ended September 30, 2004	—	1,885	1,885
Nine months ended September 30, 2004	$—	$3,498	$3,498

(b) Exchangeable shares

On January 19, 2005 the CICA issued revised draft EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that requires Acclaim to reflect exchangeable shares as non-controlling interest on the balance sheet. Previously the exchangeable shares were reflected as a component of unitholders’ equity. The exchangeable shares issued by Acclaim were initially recorded at fair value, therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

In accordance with the transitional provisions of EIC 151, the changes in accounting policy have been made on a retroactive basis. The impact of this new accounting policy on opening accumulated earnings and on the earnings of Acclaim for the three and nine month periods ended September 30, 2005 and 2004 was negligible, as a result, no restatement of amounts previously disclosed for the three and nine month periods ended September 30, 2004 was required.

3.                                     PROPERTY, PLANT AND EQUIPMENT

	September 30, 2005	December 31, 2004
Property, plant and equipment, at cost	$1,855,725	$1,747,305
Accumulated depletion and depreciation	582,661	406,459
	$1,273,064	$1,340,846

4.                                     ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the well and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be S58.9 million (December 31, 2004 - $58.6 million) based on a total future liability of $186.0 million. The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 2.0 percent.

The following table reconciles Acclaim’s asset retirement obligations:

Asset retirement obligations	Amount
Balance, December 31, 2004	$58,649
Increase in liability during period	803
Settlement of liabilities during period	(4,073)
Accretion expense	3,519
Balance, September 30, 2005	$58,898

5.                                     CONVERTIBLE DEBENTURES

Convertible debentures	Number of units available on conversion (000s)	Amount
i) 8% Convertible debentures
Balance, December 31, 2004	5,401	$72,901
Converted to units during the period	(3,779)	(51,015)
Balance, September 30, 2005	1,622	$21,886

ii) 11% Convertible debentures
Balance, December 31, 2004	672	$6,562
Converted to units during the period	(364)	(3,552)
Balance, September 30, 2005	308	3,010
Total, September 30, 2005	1,930	$24,896

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The debentures are convertible into trust units at a conversion price of $13.50. During 2005, $51.0 million of the 8% debentures were converted resulting in the issuance of 3,779,000 trust units.

In December 2002, the Trust issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into trust units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per trust unit. During 2005, $3.6 million of the 11% debentures were converted which resulted in the issuance of 364,000 trust units.

6.                                     NON-CONTROLLING INTEREST

Exchangeable shares	Number of units (000s)	Amount
Balance, December 31, 2004	808	$7,837
Shares exchanged	(428)	(4,033)
Adjustment to exchange ratio for distributions	35	—
Balance, September 30, 2005	415	$3,804

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions).

7.                                     CAPITAL

Trust units	Number of units (000s)	Amount
Balance, December 31, 2004	103,580	$1,003,294
Issued pursuant to equity offerings, net of costs	—	(347)
Conversion of exchangeable shares	428	4,033
Conversion of 8% debentures	3,779	51,015
Conversion of 11% debentures	364	3,552
Issued for employee savings plan	107	1,646
Distribution reinvestment plan	412	6,132
Employee unit incentive plan	339	4,937
	109,009	1,074,262
Unit purchase loan receivable	—	(903)
Balance, September 30, 2005	109,009	$1,073,359

The unit-based compensation plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of September 30, 2005, there were 922,350 Restricted Trust Units outstanding. A compensation expense of S8.5 million was recorded during the nine month period to approximate the change in fair value (based on period end price of the units) of the Restricted Trust Units.

As of September 30, 2005 there were 699,049 Performance Trust Units outstanding. A compensation expense of $7.9 million was recorded during the nine month period based on an estimate of the performance of the Trust relative to its peers.

8.                                     DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

	$/Unit	Amount
Balance, December 31, 2004	4.3875	$317,104
January, 2005	0.1625	16,885
February, 2005	0.1625	16,961
March, 2005	0.1625	17,056
April, 2005	0.1625	17,091
May, 2005	0.1625	17,095
June, 2005	0.1625	17,101
July, 2005	0.1625	17,552
August, 2005	0.1625	17,644
September, 2005	0.1625	17,713
	1.4625	155,098
	5.8500	$472,202

9. FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Commodity contracts	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2007
Natural gas
Fixed price volume (Gj/d)	1,667	0	0	0	0	0
Fixed price average ($/Gj)	$7.00	$0.00	$0.00	$0.00	$0.00	$0.00
Participating Swaps (Gj/d)	8,333	10,000	0	0	0	0
Participating Swaps ($/Gj)(1)	$6.80	$7.00	$0.00	$0.00	$0.00	$0.00
Collars volume (Gj/d)	33,333	35,000	35,000	35,000	28,333	6,250
Collar floors ($/Gj)	$7.71	$8.44	$7.79	$7.79	$8.15	$8.40
Collar caps ($/Gj)	$11.50	$12.71	$11.46	$11.46	$13.50	$14.92
Calls sold (Gj/d)	1,000	0	0	0	0	0
Calls sold ($/Gj)	$2.80	$0.00	$0.00	$0.00	$0.00	$0.00
Total volume hedged (Gj/d)	44,333	45,000	35,000	35,000	28,333	6,250
Crude oil
Fixed price volume (bbl/d)	1,500	1,500	1,500	1,500	1,500	1,500
Fixed price average ($US/bbl)	$40.03	$48.11	$48.11	$48.11	$48.11	$48.11
Participating Swaps (bbl/d)	0	1,000	1,000	1,000	1,000	0
Participating Swaps ($US/bbl)(2)	$0.00	$47.50	$47.50	$47.50	$47.50	$0.00
Collars volume (bbl/d)	8,000	4,500	4,500	4,500	4,500	2,000
Collar floors ($US/bbl)	$31.00	$43.89	$43.89	$43.89	$43.89	$51.50
Collar caps ($US/bbl)	$39.81	$59.90	$59.90	$59.90	$59.90	$77.00
Total volume hedged (bbl/d)	9,500	7,000	7,000	7,000	7,000	3,500

(1)              Natural gas participating swaps participate in 73% of any price rise above $6.80 in Q4 2005 and 70% of any price rise above $7.00 in Q1 2006.

(2)              Crude oil participating swaps participate in 67% of any price rise above $47.50 in 2006.

FUTURE COMMODITY CONTRACTS

Daily quantity	Contract price	Term
Natural gas - collars (AECO)
15,000 Gj/d	Cdn$6.00-$8.00	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$6.00-$9.00	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$7.00-$10.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00-$10.25	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00-$11.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.57-$11.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.50-$13.05	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$12.00-$15.68	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$11.00 - $18.00	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00-$9.50	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$7.00-$9.75	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$8.00-$12.00	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$8.50-$12.70	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn$8.00-$13.80	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn$8.00-$11.25	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn$8.00-$14.50	November 1, 2006 - March 31, 2007
5,000 Gj/d	Cdn$8.00-$15.60	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn$9.00-$15.00	November 1, 2006 - March 31, 2007

Daily quantity	Contract price	Term
Natural gas - three way contracts (AECO)
10,000 Gj/d	CdnS5.00-S6. 00-S8. 00	April 1, 2005-October 31, 2005

Natural gas - fixed price contracts (AECO)
5,000 Gj/d	CdnS7. 00	November 1, 2004 - October 31, 2005

Natural gas - participating swaps (AECO)
5,000 Gj/d	Cdn$6.00 + 85% participation	April 1, 2005 - October 31, 2005
5,000 Gj/d	Cdn$7.00 + 65% participation	November 1, 2005 - March 31, 2006
5,000 Gj/d	Cdn$7.00 + 75% participation	November 1, 2005 - March 31, 2006

Natural gas - calls sold (AECO)
3,000 Gj/d	CdnS2.80	November 1, 1999 - October 31, 2005

Crude oil - collars (WTI)
1,000 bbl/d	US$32.00 - S38.40	January 1, 2005 - December 31, 2005
2,000 bbl/d	US$32.00 - $39.67	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$40.00 - $50.25	February 1, 2005 - December 31, 2005
1,000 bbl/d	US$40.00 - $50.87	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$40.00 - $52.90	January 1, 2006 - December 31, 2006
500 bbl/d	US$45.00 - $67.00	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$50.00 - $80.28	January 1, 2006 - December 31, 2006
1,000 bbl/d	US$50.00 - $77.00	January 1, 2007 - December 31, 2007
1,000 bbl/d	US$53.00 - $77.00	January 1, 2007 - December 31, 2007

Crude oil - three way collars (WTI)
1,000 bbl/d	US$20.00-24.00-30.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$24.00-27.00-40.05	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$24.00-27.00-35.00	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$30.00-34.00-43.60	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$45.00-52.90-54.95	January 1, 2006 - December 31, 2006

Crude oil participating swaps (WTI)
500 bbl/d	US$45.00 + 79% Participation	January 1, 2006 - December 31, 2006
500 bbl/d	US$50.00 + 55% Participation	January 1, 2006 - December 31, 2006

Crude oil - fixed price contracts (WTI)
1,000 bbl/d	US$40.00	January 1, 2005 - December 31, 2005
500 bbl/d	US$40.10	January 1, 2005 - December 31, 2005
1,000 bbl/d	US$48.12	January 1, 2006 - December 31, 2007
500 bbl/d	US$48.08	January 1, 2006 - December 31, 2007

Alberta Power - fixed price contracts (Alberta Power pool)
2 MWh	Cdn$43.75	January 1, 2004 - December 31, 2005
2 MWh	Cdn$47.50	January 1, 2005 - December 31, 2006
5 MWh	Cdn$48.25	January 1, 2006 - December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

	Financial derivative loss	Financial derivative liability	Unrealized loss
Balance, January 1, 2005	$2,818	$(13,911)	$—
Amortization	(2,501)	—	(2,501)
Unrealized loss on financial derivatives	—	(65,453)	(65,453)
Balance, September 30, 2005	$317	$(79,364)	$(67,954)

The estimated fair value of financial derivative instruments is based on quoted market prices.

10.                              COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management’s view, are significant.

11.                              CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Acclaim is currently working through the claims process with its insurers. At September 30, 2005, costs approximating $46.5 million have been incurred of which $43.2 million has been paid to suppliers for services provided. Insurance recoveries to date total $31.7 million.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

12.                              SUBSEQUENT EVENTS

On September 19, 2005, Acclaim announced its intention to merge with StarPoint Energy Trust to form a new benchmark energy trust. Acclaim’s Board of Directors and Management Team will direct the new trust.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA

President and Chief Executive Officer

David J. Broshko, CA

Vice President, Finance and Chief Financial Officer

Brian D. Evans, LLB

Vice President, General Counsel & Secretary

Mark P. Fitzgerald, P. Eng

Vice President, Operations

Wesley R. Morningstar

Vice President, Exploration and Development

Richard J. Tiede, P. Eng

Vice President, Business Development

DIRECTORS

Jack C. Lee

Chairman

Calgary, Alberta

Robert G. Brawn, P. Eng.

Chairman, Emeritus and Director

Calgary, Alberta

J. Paul Charron, CA

President, Chief Executive Officer and Director

Peter W. Comber, CA

Toronto, Ontario

Murray M. Frame

Calgary, Alberta

Daryl Gilbert, P. Eng.

Calgary, Alberta

Nancy M. Laird

Calgary, Alberta

R. Gregory Rich, P. Eng.

Houston, Texas

AUDITORS

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta

BANKERS

The Toronto Dominion Bank

Canadian Imperial Bank of Commerce

Bank of Montreal

Alberta Treasury Branches

BNP Paribas (Canada)

The Bank of Nova Scotia

Union Bank of California, NA

PETROLEUM CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.

Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange/Trust Units: AE.UN

Debentures: AE.DB, AE.DB.A

INVESTOR RELATIONS

Kerklan (Kerk) Hilton

Director, Investor Relations

Direct: (403) 539-6343

Investor Toll Free: 1-877-539-6300

HEAD OFFICE

1900, 255 - 5th Avenue SW

Calgary, Alberta

Canada T2P 3G6

Telephone (403) 539-6300

Facsimile (403) 539-6499

Email: info@acclaimtrust.com

Website: www.acclaimtrust.com